UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1
                                   Form 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        Telefficiency Holding Corporation
                 (Name of Small Business Issuer in its Charter)



             Delaware                                    98-0188197
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

        5155 Spectrum Way, Bldg. 30, Mississauga, Ontario, Canada L4W 5A1
           (Address of principal executive offices)           (Zip Code)

                                 (416) 324-3030
                           (Issuer's Telephone Number)


        Securities to be Registered under Section 12(b) of the Act: None

          Securities to be Registered under Section 12(g) of the Act:
                Class "A" Voting and Participating Common Shares,
                           $.0001 par value per share



                                                    Page 1 of 58
                                                    Index to Exhibits on Page 55

                        Telefficiency Holding Corporation
                      Registration Statement on Form 10 SB

                                     Part I
                                                                            Page
                                                                            ----

Item 1.  Description of Business.............................................. 3

Item 2.  Managements' Discussion and Analysis or Plan of Operation............19

Item 3.  Description of Property..............................................24

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......24

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........26

Item 6.  Executive Compensation...............................................28

Item 7.  Certain Relationships and Related Transactions ......................30

Item 8.  Description of Securities............................................32

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's
              Common Equity and Related Stockholder Matters...................32

Item 2.  Legal Proceeding ....................................................33

Item 3.  Changes in and Disagreements with Accountants........................33

Item 4.  Recent Sales of Unregistered Securities..............................33

Item 5.  Indemnifications of Directors and Officers...........................35


                                    Part F/S

         Financial Statements.................................................38

                                    Part III

Item 1 and 2  Index to and Description of Exhibits............................55

ITEM 1. DESCRIPTION OF BUSINESS

A.   Corporate Background


     Telefficiency Holding Corporation (the "Company") was incorporated under the laws of the State of Delaware on April 29, 1998 for the purpose of effecting, on a tax deferred basis, a reorganization of Telefficiency Corporation, a corporation organized and existing under the laws of Ontario, Canada ("Telefficiency"), pursuant to which (i) the shareholders of Telefficiency received a pro-rata voting interest in the Company and (ii) the Company acquired all of the issued and outstanding voting securities of Telefficiency (collectively, the "Reorganization").

     Telefficiency was formed under Ontario law on October 27, 1992, as 1005611 Ontario Limited O/A Telefficiency. On August 14, 1995, it changed its name to Telefficiency Corporation, and on January 8, 1995, it acquired all of the outstanding capital stock of a related company, 1013747 Ontario Limited O/A Telefficiency Kitchener ("Kitchener"), which was incorporated under Ontario law on January 7, 1993. From its incorporation until its acquisition by Telefficiency, Kitchener was wholly owned by the spouses of Michael Brunet and William Clubine, the Company's sole officers and directors.

     Prior  to  entering  into  the  Reorganization   between  the  Company  and
Telefficiency,   the  Company  was  inactive  and  had  no  shares   issued  and
outstanding.

     On May 12, 1998, the Company issued 5,500,000 shares of Class B Common Stock in exchange for all the issued and outstanding common shares of Telefficiency (5,500,000 shares). The attributes of the Class B Common Stock are voting and non-participating. As a result of this transaction the former shareholders of Telefficiency now control the Company, the parent company of Telefficiency.

     From inception, Telefficiency has engaged in the sale, installation and servicing of business telecommunications products, services and software in Canada. The Company has never, nor does it currently, license any software products.


B.   General Description of Business

     As an "interconnect" company, the Company, through Telefficiency, seeks to provide "single source solutions" to businesses and other end users of telephone systems, supplying them with products and services needed to interconnect their telephone and computer systems internally and with outside public telephone lines. Telefficiency pursues its business by offering customers integrated, modular telecommunications equipment and related products manufactured or produced by independent companies and by providing on-going upgrading and servicing of such equipment and products through well-trained and customer-oriented personnel.

     The Company's principal products consist of multifeatured, digitally controlled key switching systems. The Company also sells call processing products, including call centers, voice messaging and interactive voice response systems; computer-telephone integration products; individual telephone units and other related products.

     Although the Company sells products manufactured by others, approximately 90% of the telephone systems sold by the Company are manufactured by Nortel Networks ("Nortel"), formerly Northern Telecom Limited. Nortel is the Company's primary supplier.

     The Company also performs moves, adds and changes related to customers' existing telephone systems. Moves, adds and changes consist of moving telephones to new user locations, adding telephones or expansion cards in a telephone system, and changing system and user features. The Company provides service on products it sells in the form of regular maintenance and service calls. The Company also markets wireless communications products.

     The Company currently sells and installs equipment and related products primarily in the southern Ontario market area through three office locations in the greater Toronto metropolitan area. The Company also maintains accounts with certain customers on a national Canadian basis.

C.   Risks Factors

The Company's Business is substantially dependent on its continuing relationship with Nortel


     Successful operation of the Company's business requires that it provide superior products and service. Although the Company can exercise direct control over customer care and support services, it cannot exercise such control over products provided by others. The Company does not manufacture any of the products it sells or services. The principal products sold and serviced by the Company are manufactured by Nortel. Sales of Nortel products accounted for approximately 90% of the Company's sales of new telecommunications products in the fiscal years ended December 31, 1998 and 1999.


     Nortel distributes its business telecommunications products in Canada through regional telephone companies and interconnect companies, such as Telefficiency. Telefficiency purchases products from Nortel through purchase orders rather than through a long-term supply agreement or similar arrangement. The Company's non exclusive right to distribute Nortel's products can be terminated by Nortel or the Company at any time, subject to applicable Canadian laws governing distribution arrangements.

     There can be no assurance that Nortel will continue the Company's distribution rights or that there will not be adverse developments regarding such rights. In addition, even while the Company's distribution rights are in effect, Nortel is free to grant non-exclusive distribution rights to additional parties or to commence directly distributing its products to retail customers. Any interruption or adverse change in the Company's business relationship with Nortel could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's success depends in large part upon market acceptance of Nortel products. These products compete with telecommunications products manufactured by other companies. Reduced market acceptance for Nortel products by reason of competing products or otherwise could have a material adverse effect on the Company's business, operating results and financial condition if the Company were not able to access and distribute products from other suppliers.


The Company faces substantial competition from larger and better financed companies.


     The Company competes within the business telecommunications segment of the telecommunications industry. This market segment is intensely competitive and rapidly changing. Numerous companies throughout the world manufacture and sell business telecommunications products. Manufacturers distributing such products in Canada currently include Nortel, Nitsuko, Toshiba Canada, Mitel Corporation, Panasonic and Lucent (AT&T) to name a few.

     Competition among interconnect companies, such as the Company, is localized and intense. Although interconnect companies in Canada have tended to be small companies doing business principally within local and regional markets, many of these companies are larger and better financed than the Company.

     The Company believes that regional telephone companies, manufacturers and interconnect suppliers compete for the sale and servicing of business telecommunications products on the basis of product quality, availability, price, warranty, service and support. The ability of the Company to compete successfully depends on a number of factors both within and outside its control. Such factors include but are not limited to the quality, price and availability of and the warranty for, Nortel products; the continuance of the Company's national distribution rights for Nortel products; the quality and promptness of the Company's service and support functions; and the entry of new competitors into the market for the manufacture of business telecommunications.

There are approximately 6,440,000 shares (assuming the conversion of the outstanding shares of Class B Common Stock into shares of Class A Common Stock) subject to resale under Rule 144. Such Resales could have a depressive effect on the price of the Company's Class A Common Stock.


     As of April 19, 2000, of the 115,000,000 shares of the Company's shares of Class "A" Voting and Participating Common Shares (the "Class A Common Stock") and 30,000,000 of the Company's Class "B" Convertible Voting and Nonparticipating Common Shares ("Class B Common Stock") authorized, there were issued and outstanding 10,979,949 and 3,980,051 respectively. As of December 31, 1999 there were 9,460,000 shares of Class A Common Stock and 5,500,000 shares of Class B Common Stock issued and outstanding. During 2000, 1,519,949 shares of Class B Common Stock were converted into Class A Common Stock on a one to one basis. All but approximately 8,520,000 shares of the Class A Common Stock presently issued and outstanding are "restricted securities" as that term is defined under the Act, and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. There are also approximately 2,198,328 and 2,443,000 shares respectively of Class A Common Stock reserved for issuance upon exercise of outstanding warrants and options. Such shares reserved for issuance include 137,000 and 500,000 shares respectively of Class A Common Stock for warrants and options that have been exercised but for which the shares have not been issued by the Company to date. The Company anticipates that such shares will be issued shortly. Rule 144 provides, in essence, that a person holding restricted securities for a period of one (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent (1%) of the Company's outstanding Common Stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two (2) year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's securities in any market that may develop for such shares. No effect is given to the potential exercise of options and warrants.

Since there is a limited market for the Company's securities shareholders may find it difficult to sell or otherwise dispose of their shares.

     There is only a limited  trading  market for the  Company's  Class A Common
Stock on the National Association of Securities Dealers, Inc. ("NASD") over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the shares of the Class A Common Stock. Please also refer to "Part II Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

The Penny Stock Rules may further hinder resale of shares of Class A Common Stock by the Company's shareholders.

     Under Rule 15g-9 under the Exchange Act, a broker or dealer may sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

     (1) such sale or purchase is exempt from Rule 15g-9; or

     (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

     (3) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

     The Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000, for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

     It is likely that the Company's Common Stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of purchasers in the offering to sell their securities in the secondary market.

     Moreover, the Company's shares may only be sold or transferred by its stockholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

The Company may experience uncertain revenue growth.


     Although the Company recorded gross sales of $5,723,498, $8,144,945 and $16,565,022 in fiscal 1999, 1998 and 1997, respectively, there can be no assurance that profitability or revenue growth will be realized. Moreover, the Company suffered operating losses of $1,219,560, $1,369,735 and $976,482 in fiscal 1999, 1998 and 1997, respectively. The Company's immediate strategy is to substantially increase the number of its sales, service and warehouse facilities and its product lines, each of which will require it to significantly increase its expenses for personnel, marketing, network infrastructure and the development of new services. In addition, the Company's operating results may be affected by various factors, many of which are outside of the Company's control, including general economic conditions, specific economic conditions in the business telecommunications market, intensive competition, capital expenditures and other costs relating to the expansion of operations, and the introduction of new products and services by the Company or its competitors. In response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on the Company's business or results of operations.


The Company's future profitability is linked to the success of its growth strategy.

     Major elements of the Company's growth strategy are to substantially expand the number and geographic scope of its sales, service and warehouse facilities and to leverage and expand its customer base by offering a broader range of telecommunications products and services. The Company's ability to increase revenues in future periods will depend to some extent on the success of its strategy to serve as the single source service provider of business telecommunications products and services for its customers. To implement its strategy, the Company must attract, train and retain additional personnel with specialized expertise necessary to market and service such products and services and to manage the Company's administrative, operating and software requirements. There can be no assurance that such personnel will be available to the Company on terms acceptable to the Company. The successful implementation of the Company's strategy also depends to a substantial degree on market acceptance of Nortel products and the absence of adverse developments with respect to the Company's national distribution rights for Nortel products. To the extent the Company is unable to attract, train and retain necessary personnel or if there is a disruption or adverse change in the Company's relationship with Nortel or in the market acceptance of its products, the Company's business, operating results and financial condition could be materially and adversely affected.

The Company will require additional capital financing.


     The Company currently anticipates that its available cash resources and credit facilities, will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next 12 months, including the payment of $234,000 in interest on its outstanding Debentures, due and payable commencing December 31, 2000. During the first quarter of 2000, the Company received $1,075,000, which constitutes the balance of the proceeds of the debenture financing commenced in December 1999. In addition, the Company received $129,850 from the exercise of options and warrants. These funds will be used for working capital requirements in the current year. Moreover, the Company is negotiating additional financing which is anticipated to be through private placements of warrants to purchase common stock. The Company anticipates that such private placements will be with individual investors who are "accredited investors." The terms of these arrangements are still being negotiated and are contingent on many factors, including determination of the final terms, due diligence by the purchasers, regulatory compliance and obtaining the commitment of the investors. Funding is also dependent on our business and financial prospects.

     Despite this fact, the Company may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and development efforts and the success of such efforts, the success of the Company's existing and new service offerings and competing technological and market developments.


     The Company may be required to raise additional funds through public or private financing, strategic relationship or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's shareholders will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the Preferred Stock and or the Class A or Class B Common Stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

In order to achieve its objectives the Company must be able to expand its physical and human resources.

     The Company's plan for growth will place a significant strain on the Company's administrative, operational, and financial resources and increase the demands on its systems and controls. There can be no assurance that the Company will be able to establish or acquire such facilities in new cities at a rate or according to a schedule to be established by the Company. Accordingly, there can be no assurance that the Company will be able to manage successfully and profitably the network of sales, service and warehouse operations contemplated by its growth strategy. In addition, increase in the Company's customer base will result in additional demands on the Company's customer support, sales and marketing, and administrative resources as well as its software infrastructure. While the Company believes that its plan for operating and financial control systems are adequate to address expansion plans through 2000, there can be no assurance that such systems and controls will be adequate to maintain and effectively monitor future growth. The Company anticipates that its continued growth also will require it to recruit, hire and train a substantial number of new managerial, technical, sales, and marketing personnel. The inability to continue to upgrade the network or the operating and financial control systems, the inability to recruit and hire necessary personnel, or the emergence of unexpected expansion difficulties could materially and adversely affect the Company's business, results of operations and financial condition.

The Company's success may be adversely affected by technological change and the introduction of new products by its competitors.

     The market for products and services marketed by the Company is characterized by technological change and frequent new product introductions. Accordingly, the Company believes that its future success will depend on its ability, and the ability of its suppliers, such as Nortel, to identify and incorporate in a timely manner enhancements to existing products and services and new products that gain market acceptance. There can be no assurance that the Company or its suppliers will be able to identify, market or support new products successfully, that such new products will gain market acceptance or that the Company or its suppliers will be able to respond effectively to technological change.

The loss of the services provided by Messrs. Brunet and Clubine would adversely affect the Company's operations.

     The Company's success depends to a significant degree upon the technical and management skills of its key employees, including in particular the Company's founders, Michael R. Brunet and William R. Clubine. Although the Company maintains key person life insurance on Messrs. Brunet and Clubine, the loss of the services of either or both Messrs. Brunet or Clubine could have a material adverse effect on the Company. The Company's success also will depend upon its ability to attract and retain qualified management, marketing, technical, and sales executives and personnel. Competition for such executives and personnel is intense and there are a limited number of persons with knowledge of and experience in the interconnect market. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel.


     The Company's operations are effectively controlled by management 34% and accordingly shareholders may not be able to direct the Company's affairs.

     Messrs. Brunet and Clubine, the founders of the Company, currently own approximately 18.5%(1) and 16.9%(2), respectively, or 34% in the aggregate of the Company's outstanding voting Common Shares. Therefore, Messrs., Brunet and Clubine will continue to be able to control the business and affairs of the Company in most respects.


D.   The Telecommunications Industry in Canada

     Commencing in the 1980's, changes in government regulation and business conditions opened the market for business and residential telecommunications systems. Following earlier changes in the United States regulatory environment, in 1980 the Quebec and Ontario provincial authorities first permitted customers to own their own individual telephone sets. This development was subsequently adopted by all other Canadian provincial and territory authorities. This regulatory change opened the business and residential telecommunications market to manufacturers other than regional telephone companies and selected suppliers and created market opportunities for interconnect companies to distribute the products of new and existing manufacturers.


----------
     (1) Deborah Brunet, Mr. Brunet's wife owns 1,173,522 shares of Class B Common Stock as to which shares Mr. Brunet disclaims beneficial ownership.

     (2) Luana Clubine, Mr. Clubine's wife owns 1,047,241 shares of Class B Common Stock, as to which shares Mr. Clubine disclaims beneficial ownership.

     In part as a result of regulatory changes, there currently are a large number of manufacturers of telecommunications products located throughout the world that sell such products directly and through regional telephone companies and independent companies, as well as other more specialized companies, which also develop, manufacture and sell a wide variety of applications relating to traditional telecommunications products.

     The market for wireless communications products is in a formative phase in North America. Such products are currently relatively expensive and just starting to offer data connectivity. Wireless products are manufactured by certain of the companies producing telephone systems and are sold directly or through regional telephone companies and interconnect companies. The Company believes that the market for wireless products will grow as customers' exposure to such products increases, regulatory and technological advances occur and pricing becomes more attractive.

E.   Market Trends

     The Company believes that as markets are becoming more global, information driven and competitive, businesses are placing an increasing emphasis on rapid and comprehensive communications technology to improve employee productivity and customer service. As a result, businesses are looking to a variety of new technologies to enhance the performance of their telecommunications systems and to increase the speed, accuracy and availability of information. The Company believes that several trends contribute to a favorable market outlook for the business telecommunications industry:

     o Continuing market for telephone switching systems. The Company believes that as communications technologies proliferate, businesses will continue to upgrade and replace their switching systems, resulting in continuing modest growth in the market for telephone switching equipment.

     o Growth of new communications products and markets. A variety of new communications technologies have emerged over the past several years that enhance the capabilities of traditional telephone systems. Manufacturers have introduced products (including call centers, voice response units, video conferencing systems and voice messaging products) that improve the performance and efficiency of communications systems. Such products constitute an important and growing component of the business telecommunications product market. The Company believes that manufacturers that develop integrated, modular multimedia telecommunications products capable of efficiently integrating technological advances, together with distributors that have access to the products of such manufacturers, and that have the expertise to sell, service and support these extended product lines will benefit from the growth of existing and emerging communications markets.

     o Convergence of voice, video, data and image markets. Since the introduction of local and wide area computer networks, the market for data communications has grown rapidly and comprises a growing portion of the overall communications market. As the prevalence of computer networks continues to increase and voice, video, data and image are increasingly transmitted in a digital format using the same networks, the Company believes that demand for services related to the integration of data and voice networks will increase. As these markets converge, the Company believes that companies with the expertise and capability to perform communications integration services will have a significant competitive advantage relative to distribution companies with narrower product lines and relative to manufacturers of individual products that sell directly to customers.

     o Vendor consolidation. As the number and complexity of communications technologies grow, the Company believes North American businesses will increasingly seek to narrow their vendor base to the suppliers that offer a broad range of products and services, leading to a consolidation among vendors of communications systems. The Company believes those vendors with access to integrated, modular product lines, and with the capability to integrate a broad range of communications technologies, will benefit from the trend toward vendor consolidation.

     o Wireless systems. The Company believes that the market for wireless communications will grow, as there is increased consumer awareness of the benefits of such products, technological and regulatory advances enhance such products and the pricing of such products becomes more competitive.

     o Increasing complexity of managing communications systems. The Company believes businesses are increasingly turning to vendors that are capable of providing complete communications solutions, including the ability to manage all the voice, video, data and image communications needs of a business and to provide a single point of contact for communications systems. The Company also believes an increasing number of companies will seek a vendor with the ability to manage communications systems through outsourcing agreements, thereby enabling customers to focus on their primary business.

F.   Growth Strategy

     The Company has formulated a growth strategy based on the creation and maintenance of a nationwide network of sales, service and warehouse facilities; access to Nortel's full line of modular, integrated business telecommunications products as well as complimentary products of other manufacturers; and the leveraging of its existing customer base to capture an increasing portion of each customer's telecommunications needs.

     o Creation of National Network. In addition to the Company's existing sales and service arrangements with distributors of Nortel's products throughout the southern tier of Canada, the Company plans to establish, over the next 3 years, new sales, service and warehouse facilities, or acquire distributors. There can be no assurance, however, that the Company's existing business relationship with Nortel will continue, that Nortel will not grant national distribution rights to additional companies or elect to distribute its products directly, or that the Company will be able to capitalize on its relationship with Nortel.


     o Expansion of Product Lines. At the same time, the Company intends to expand the scope of Nortel's products marketed by it in order to gain access to a greater share of the business telecommunications market.

          The Company also markets Nortel's related application products as well as complimentary products of other manufacturers. The Company intends to monitor new product developments regularly, to expand its line of application products consistently and provide customers with integrated, modular "single source solutions" to their telecommunications needs.

     o Leveraging of Customer Base. As it expands the geographic scope of its distribution network and broadens the scope of its customer base, the Company will seek to capture a broader portion of each customer's telecommunications needs. The Company believes it will be able to market additional products and services to existing customers as the Company adds such additional products to its product lines. The Company will seek to leverage its customer base by providing better and faster service than its competitors and by offering integrated, modular product lines that enable customers to quickly, inexpensively and effectively upgrade their systems. In order to leverage its customer base, the Company will rely on attracting, training and retaining a skilled and customer-oriented force of marketing, sales and service personnel.

     o The Telefficiency Productivity System. The Company plans to implement a concept called "The Telefficiency Productivity System" ("TPS"). The Company intends to include in TPS the following:


          o Hardware and software service. This component of TPS includes the systems that the Companys' currently sells; however, as additional service capabilities are added, more hardware and software will be available. Most of the hardware and software will be purchased form the Company's primary communications hardware and software vendor, Nortel Networks.

          o    Local and long distance phone services.

          o Internet Services. These services will consist of direct access for the Company's customers to the Internet, Web hosting, e-mail services as well as Web design and e-commerce Web sites.

               These voice and data offerings are necessary to provide the Company's customers with a true integrated communications solution with full support to increase productivity. These bundled services are the direction of today's technological advances that are linking computers to telephones with the internet.


     o Strategic Acquisitions. The Company's other significant growth strategy will be through the acquisition of other interconnect and communications companies. Acquisitions will be targeted for their "fit" in the overall strategic plan with the primary goal of adding value to acquired companies by converting customers' line to Telefficiency's competitive local exchange carrier ("C.L.E.C.") services. The location of each acquisition relative to an existing or target customer base and the efficiencies that can be realized in servicing a combined customer base is important to determining

          "fit". Capabilities found to exist in select acquisitions can literally be the basis of new departments or divisions, provided that the planned organizational structure can effect cooperation and unity of purpose in meeting the strategic business objectives. Additionally, the Company believes that through acquisitions it can realize savings from increased productivity of its technical service staff, greater volume discounts from suppliers and competitive local exchange carriers and consolidation of insurance programs and other corporate operations, such as accounting and financial reporting. The Company has entered into an agreement with Cascade International Capital Corporation, 814 University Center 2, 1320 South University Drive, Fort Worth, Texas 76107 ("Cascade"), pursuant to which Cascade is endeavoring to assist the Company in obtaining an acquisition financing commitment of $60,000,000. Through the date of this Registration Statement, no such commitment has been obtained. Pursuant to this agreement, during 1999 Cascade was paid $15,000 and issued 47,000 warrants to purchase shares of the Company's Class A Common Stock at $.05 per share. Although such warrants were exercised on or about March 22, 2000, no shares have been issued to date. Please refer to "Part I - Item 2. Managements' Discussion and Analysis or Plan of Operation."


     The Company's ability to successfully implement its growth strategy is subject to numerous factors, many of which are beyond the Company's control. Please refer to "Part I - Item 1. Description of Business - Risk Factors."

G.   Products and Services


     The Company's core business has been the sale of telephone systems; moves, adds and changes; and systems maintenance and services. From this core business, the Company has expanded its operations and shifted its product mix to incorporate new products and services, such as call processing products and data communications integration products and C.L.E.C. communications services. This array of products and services allows the Company to provide single source solutions to customers' communications needs.


     Substantially all of the telecommunications equipment and related products sold by the Company are digitally based products that are part of or compatible with integrated, modular telecommunications systems.

Telephone Systems

     The Company offers a wide variety of private telephone systems. These systems typically consist of a telephone switch and individual telephones located at the customer site. A telephone switch is a device that provides the connection between the customer's internal telephone sets and the outside telephone network. The telephone switch, typically owned by the customer, is available in two primary types: PBX systems and Key systems. PBX switches are generally used for installations of more than 150 telephone sets and can accommodate up to several thousand telephone sets. A PBX condenses the number of internal phone lines to a significantly smaller number of outside trunk lines that connect to the telephone network. When an incoming call is received, the PBX switches the call to the appropriate internal telephone extension. When a call is made from within the business, the PBX determines whether the call is an internal call, in which case the PBX switches the call to the appropriate internal telephone extension, or an outgoing call, in which case the PBX directs the call to an open outside line. The PBX also provides a base platform from which the customer's telephone system can be upgraded with features such as voice messaging and caller identification. In contrast to PBX systems, Key systems are relatively inexpensive and appropriate for small installations that require fewer than approximately 150 telephone sets. Although earlier models of Key systems displayed all outside lines and required the user to select a line when making an outside call, modern Key systems share attributes of and are operated similarly to PBX systems.

     The Company markets one PBX system and three models of Key systems, all of which are manufactured by Nortel. The Company currently markets Nortel's Meridian 1 Option 11 PBX system (serving from 30 to 900 "ports" or connections to the telephone system) and Nortel's Meridian Norstar line of Key systems, including the Norstar 308 (serving up to 3 lines 8 phones), the Norstar Compact ICS (serving up to 16 lines and 25 phones), and the Norstar Modular ICS (serving up to 300 ports).

Moves, Adds and Changes

     The Company performs moves, adds and changes related to its customers' telephone systems. Moves, adds and changes consist of moving telephones to new user locations, adding telephones or expansion cards in a telephone system and changing system and user features.

Maintenance and Services

     The Company provides service on the products it sells in the form of preventative maintenance and service calls. Telephone switching systems generally require a higher level of ongoing maintenance and service than other products sold by the Company and generate the majority of maintenance and service revenue.

Call Processing

     Call processing consists of three primary functions: call centers, voice messaging and interactive voice response products.

     Call centers are complex systems that can process a large number of incoming calls per hour and are used by businesses in applications such as reservation centers, customer support centers and catalog order centers. Call centers utilize a variety of call processing technologies, such as interactive voice response products, voice messaging and computer interaction to maximize the efficiency of large call-receiving operations. A call center utilizing an interactive voice response product can obtain information from a caller with a touchtone telephone, permitting more detailed information on the call to be retrieved from a computer database and be available to an agent when answering the call. The Company offers a variety of call center products manufactured by Nortel and Cintech Telemanagement Systems, Inc., which can service from one to over 500 call-receiving agents. The Company sells Nortel's Meridian Max line of call centers and Cintech Telemanagement System, Inc.'s Prelude and Cinphony call centers.

     Voice messaging enables verbal communications to be sent, stored and retrieved at a later time within a user's internal system or from a remote location. The Company offers integrated voice messaging products from Nortel. These products include the Flashtalk, Norstar Voice Mail and Meridian Mail systems, which are compatible with Nortel's key and PBX systems.

     Interactive voice response products allow a caller to access a computer data base to retrieve or input data by using a touchtone telephone. Interactive voice response products can be utilized in a stand-alone application, such as when a caller uses a touchtone telephone to obtain account information from a bank of flight schedules from an airline's automated retrieval system. Interactive voice response products can also be utilized in a call center application to route calls and provide data on the caller based on information from a bank of flight schedules from an airline's automated retrieval system. Interactive voice response products can also be utilized in a call center application to route calls and provide data on the caller based on information input by the caller via a touchtone telephone. The Company currently markets models manufactured by Nortel Networks. Such products include Nortel's Meridian Link system, which is compatible with its PBX systems and Nortel's Norstar IVR.

Wireless Systems

     The Company currently markets Nortel's Companion wireless system. This system is designed to provide mobile communications within a building through the integration of wireless portable telephones, a base station connecting such telephones within the building, and a controller which connects the wireless system with the company's existing telephone system.

Other Products


     The Company also markets a variety of related products and services, such as call accounting software, paging systems and long distance service. The Company does not license any software products.


Marketing Sales

     The Company has approximately 24 telecommunications consultants in the greater Toronto metropolitan area. These representatives focus on either new prospects or the sale of additional products or services to the Company's customer base. In addition to these representatives, the Company has four training specialists. These specialists work with the representatives to provide integrated communications solutions for the Company's customers.

     The Company's representatives and specialists use a comprehensive approach to evaluating each customer's communications needs and implementing solutions. The representative begins with a detailed needs analysis of the customer's current and future communications requirements. After determining the customer's needs, the Company proposes solutions to satisfy current and anticipated future requirements. The Company's operations teams then work with the customer to plan the installation of purchased technologies and identify required training. By planning the precise requirements of each installation, the Company's specialists are able to install, test and bring new equipment on-line with minimal service interruption. Finally, the Company provides an ongoing support program tailored to meet the customer's specific application requirements incorporating remote diagnostics, in-field service and support, additional training, and help desk support from the Company's customer support representatives.

     The Company uses a variety of methods to communicate with existing and potential customers, including direct mail and telemarketing campaigns, Yellow Page advertising, radio, business publications and in-person marketing.

Customers and Customer Service

     In line with the products historically offered by the Company, the Company until recently has focused its marketing initiatives on customers with 100 or less users. With the expansion of its product lines, the Company has expanded its marketing objectives to include customers with 200 or more users and those customers with complex communications requirements. Although the Company has been active primarily on a local and regional basis in southern Ontario, it currently maintains accounts with customers on a national Canadian basis. The Company serves national accounts in part through informal arrangements with independent distributors of Nortel products in other Canadian cities. Pursuant to these arrangements, the Company may refer national customers' servicing and other needs to out-of-area distributors in return for a referral fee. The Company monitors the quality of service provided by such other distributors.

     The Company believes that providing service exceeding customers' expectations is an important element of its ability to compete effectively in the communications market. The Company maintains a highly trained force of service technicians and customer support representatives who provide on-site and remote service and support. The Company coordinates its customer service response through a centralized service dispatch center in its head office.
Overall, the Company has approximately 18 employees devoted primarily to providing customer service.


     The Company sells across many industry segments, including banks, retail stores and restaurant chains. No single customer accounted for more than 5% of the Company's total revenue for fiscal 1998 and 1999.


     In 1999 in an effort to improve customer loyalty, the Company introduced the "Telefficiency Customer Alliance Program" ("TCAP") pursuant to which the Company agreed to install and maintain a Remote Access Device ("RAD") on its customers telecommunications systems, and provide the following services at no charge (provided the customer is under a warranty or service contract):

o    Remote diagnostics performed by Telefficiency's staff

o    Regular, scheduled back up of customers' system programming

o    Complete programming changes, done remotely

o    Printed reports of system status faxed to the Customer

o Secure, off-site storage of customers' system back up ensuring disaster recovery

o    On-line trouble shooting and programming changes by the Company's staff

o    Faster on-line services

     TCAP is available for a one time registration fee of $210.00 payable at the time of original sale for new customers or with Maintenance Agreement renewals for new and existing customers.

     To qualify for the program, the customer must have a valid maintenance agreement or be covered by an original warranty.

     In  addition  to  ensuring  greater  customer  loyalty,   the  program  has
additional benefits for the Company as follows:

o    Reduction in the number of visits to customer sites when not required

o    Ability to troubleshoot the problem before dispatch

o    Verification of equipment compatibility

o    Allowance for larger system support

H.   Suppliers; Relationship with Nortel


     Nortel is the Company's principal supplier. The Company estimates that approximately 90% of its new products sold in 1998 and 1999, were manufactured by Nortel. Products supplied by Nortel include Key systems, PBX systems, call centers, voice messaging products, wiring and interactive voice response products, routers, hubs and instant internet access interface units. In addition, the Company distributes complementary communications products manufactured by Cintech Telemanagement Systems, Inc., Bogen, Inc. and a variety of small companies. The Company regularly monitors new developments and products in the business and residential telecommunications market in order to expand its product lines consistently with its strategy of providing integrated modular "single source" solutions to customers' telecommunications needs.


     Nortel is a global manufacturer of telecommunications equipment. Its business consists of the research and the design, development, manufacture, marketing, sale, financing, installation and servicing of central office switching equipment, multimedia communication systems equipment (including business and residential systems), transmission equipment, wireless systems and cable and other products and services.

     Nortel manufactures and markets integrated, modular key and PBX switching systems, related products, telephone units and related software and other products.

     Telefficiency purchases products from Nortel on the basis of purchase orders rather than a long-term supply agreement or similar arrangement. Telefficiency has a nonexclusive right to distribute a broad range of Nortel's business and residential telecommunications products on a national basis throughout Canada. Such right was not granted for a term of years and, accordingly, can be terminated by Nortel or the Company at any time, subject to applicable Canadian laws governing distribution arrangements.

I.   Backlog

     The Company's backlog typically does not exceed $350,000 and is generally filled within 30 days. The Company maintains an inventory of products that are used in connection with its servicing activities and typically places orders with its suppliers only upon receipt of firm orders for products from its customers. The Company's suppliers typically fill the Company's orders within three days, and the Company ordinarily delivers the product to the customer within an additional ten-day period.

J.   Competition

     The Company competes within the business telecommunications segment of the telecommunications industry. This market segment is intensely competitive and rapidly changing. Numerous companies throughout the world manufacture and sell business telecommunications products. Manufacturers distributing such products in Canada currently include Nortel, Nitsuko, Toshiba Canada, Mitel, NEC, Panasonic and Lucent (AT&T) to name a few.

     Competition among interconnect companies, such as the Company, currently is localized and intense. Although interconnect companies in Canada have tended to be small companies doing business principally within local and regional markets, many of these companies are larger and better financed than the Company.

     The Company believes that regional telephone companies, manufacturers and interconnect companies compete for the sale and servicing of business and residential telecommunications products on the basis of product quality, availability, price, warranty, service and support. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, price and availability of, and the warranty for, Nortel products; the continuance of the Company's national distribution rights for Nortel products; the quality and promptness of the Company's service and support functions; the entry of new competitors into the market for the manufacture of business telecommunications products or the sale and servicing of such products; and the business strategies adopted by the telecommunications operating companies and manufacturers of business telecommunications products with respect to the sale and servicing of such products. In addition, although United States manufacturers and distributors of business telecommunications products historically have not played a major role in the Canadian market, if such manufacturers and distributors were to aggressively seek to establish a greater share of the Canadian market, the Company's business operating results and financial condition could be materially and adversely affected.

K.   Government Regulation

     The Canadian Radio-Television and Telecommunications Commission ("CRTC") has promulgated regulations setting installation and equipment standards for telecommunications products of the type marketed by the Company in Canada, and requiring that all such products be registered with, and meet standards adopted by, the CRTC. The Company's products are designed by manufacturers to comply with these requirements and registered by such manufacturers with the CRTC. The CRTC also requires that all regional telephone companies provide nondiscriminatory interconnection for such products with local exchange services in order to promote the competitive provision of such products. In addition, the regional telephone companies must offer local exchange services on an unbundled basis from such products, again to promote the competitive provision of these products.

L.   Newly Formed C.L.E.C. (Competitive Local Exchange Carrier) Division

     Regulatory changes in Canada now allow telecommunications companies to compete against the existing telephone line supplier. Up until this change, customers have had to purchase their telephone numbers (lines) from only one supplier, the incumbent telephone company ("I.L.E.C."). The term C.L.E.C. stands for Competitive Local Exchange Carriers.

     This deregulation now allows the Company to offer it's existing and new customers a one-stop solution for all their telecommunication needs for hardware, software and monthly billings of their telephone lines and services.


     Earlier this year, the Company launched its new C.L.E.C. communications services. These new services allow the Company to be a "Virtual" C.L.E.C. A "Virtual" C.L.E.C. is a reseller of voice and data network services that it leases from a C.L.E.C. or I.L.E.C.


     The incumbent supplier (Bell Canada) largely provides local line service to the Company's customers. The Company believes it has an advantage over the incumbent supplier because it's customers are already dealing with it for their telephone systems, service and communications solutions. Accordingly, the Company believes that it will be able to provide voice and data services to its customers and a true "One Stop Shop" to its current customer base.

ITEM 2.  MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company, through its subsidiary, Telefficiency, which is based in Ontario, Canada engages in the sale, installation and servicing of business telecommunications products, services and software in Canada.

     The Company was incorporated under the laws of Delaware on April 29, 1998 for the purpose of effecting, on a tax deferred basis, a reorganization of Telefficiency, a corporation organized and existing under the laws of Ontario, Canada, pursuant to which (i) the shareholders of Telefficiency received a pro rata voting interest in the Company and (ii) the Company acquired all of the issued and outstanding voting securities of Telefficiency.

     Telefficiency was incorporated and entered the communications business in 1992.

     Prior  to  entering  into  the  Reorganization   between  the  Company  and
Telefficiency,   the  Company  was  inactive  and  had  no  shares   issued  and
outstanding.


     On May 12, 1998, the Company issued 5,500,000 shares of Class B Common Stock in exchange for all of the issued and outstanding shares of Telefficiency (5,500,000 shares). The attributes of the Class B Common Stock are voting and non-participating. As a result of this transaction, the former shareholders of Telefficiency now control the Company, the parent company of Telefficiency.


     The Company believes that the following trends contribute to a favorable market outlook for the business telecommunications industry. There is a continuing market for telephone systems as businesses continue to upgrade and replace such systems. In addition, a variety of new communications technologies have emerged in the last few years that enhance the capabilities of traditional telephone systems and will continue to do so. The Company believes that distributors like the Company, that have access to products that integrate such technological advances will benefit from the growth of existing and emerging communications markets.

     Moreover, the Company believes that demand for services related to the integration of data and voice networks will increase and as these markets converge, companies, such as Telefficiency, which have expertise and capability to perform these services will have a significant competitive advantage. Finally, as the management of communications systems becomes more complex, businesses increasingly turn to vendors such as the Company that are able to provide complete communications solutions and a single point of contact.

     A combination of these trends should have a favorable impact on the Company's revenues from continuing operations.


     The Company estimates that approximately 90% of its new products sold in 1998 and

1999 were manufactured by Nortel. Indeed, Nortel is the Company's principal supplier. The Company purchases products from Nortel on the basis of purchase orders rather then a long-term supply agreement or similar arrangement. Telefficiency has a nonexclusive right to distribute a broad range of Nortel's products throughout Canada, other than British Columbia. However, such right may be terminated by Nortel or the Company at any time. A termination of the right to distribute Nortel products or any other adverse changes in the Company's business relationship with Nortel would have a material adverse impact on the Company's business, operating results and financial condition.


     The Company has formulated a growth strategy designed to make the Company a premier provider of integrated business telecommunications products and services in Canada and the United States. This growth strategy is based on the creation and maintenance of a nationwide network of sales, service and warehouse facilities; access to Nortel's full line of modular, integrated business telecommunications products as well as complimentary products of other manufacturers; and the leveraging of its existing customer base to capture an increasing portion of each customer's telecommunications needs.

     To implement its strategy, the Company must attract, train and retain additional personnel with specialized expertise necessary to market and service such products and services and to manage the Company's administrative, operating and software requirements. In addition, the Company will rely in part upon the acquisition of established distributors to implement its planned expansion of sales, service and warehouse facilities. The successful implementation of the Company's strategy also depends to a substantial degree on market acceptance of Nortel products and the absence of adverse developments with respect to the Company's national distribution rights for Nortel products. To the extent the Company is unable to attract, train and retain necessary personnel or to acquire and integrate existing distributors on acceptable terms, or there is a disruption of adverse change in the Company's relationship with Nortel or the market acceptance of its products, the Company's business, operating results and financial condition could be materially and adversely affected.

Basis of Presentation


     The following discussion is based on the Company's consolidated audited financial statements for the years ended December 31, 1999 and 1998. This discussion is qualified in its entirety by reference to such financial statements. The audited financial statements were prepared in accordance with United States GAAP.

Results of operations - Years ended December 31, 1999 and 1998

     For the year ended December 31, 1999 the Company had a net loss of $1,219,560 compared to a net loss of $1,369,735 for the year ended December 31, 1998. The decrease in net loss is due to management's decision to focus on higher margin business. In addition, the 1999 loss has been increased by $341,000 to account for the value of stock options issued to employees for compensation during the fourth quarter.

     Total revenue for the year ended December 31, 1999 was $5,723,498 compared with $8,144,945 in 1998. The decline in sales is due to the Company's decision to focus on higher margin business in 1999 and provide complete solutions for customers. In 1998 a substantial portion of the Company's sales were to the wholesale market. While this provided significant sales volume, the margins were small and administration costs were high. Providing complete solutions for customers enables the Company to achieve higher margins.

     The cost of sales is comprised almost entirely of the costs of the products sold by the Company. For the year ended December 31, 1999, the Company's cost of sales decreased by 2,845,584 or 47% from $6,075,396 in 1998. This decrease is due to the abandonment of the wholesale business by the Company.

     Operating expenses in the year ended December 31, 1999 were $3,713,246, an increase of $273,962 or 8% from $3,439,284 in 1998. Included in 1999 expenses is $341,000 to account for the value of stock options issued for compensation in 1999. In 1998, no stock options were issued. Eliminating the stock option compensation amount, 1999 expenses were $3,372,246, a decrease of $67,038 or 2% from 1998 expenses.

     Gross profit for the year ended December 31, 1999 was $2,493,686, an increase of $424,137 or 20% from $2,069,549 in 1998. The increase in gross profit is due to the Company's decision to focus on higher margin business in 1999 and provide complete solutions for customers. The Company's ability to accomplish this 20% increase in gross profit and reduction of expenses by 2% from 1998 is attributable to the aforementioned change in business focus and to changes in management and employees. The changes in the numbers of employees and management is primarily due to attrition in the ordinary course of business. The Company has no continuing or unrecognized severance liability for the staff changes.

     Individual expense categories fluctuate from year to year depending on the mix of business the Company completes in the year. For the year ended December 31, 1999 subcontract costs increased by $235,095 or 55% from $424,693. This increase is due to the Company's decision to focus on higher margin business in 1999 and provide complete solutions for customers. The Company required subcontractors to assist its staff with systems installations during the year. Wages and salaries have increased by $402,310 or 32% from $1,251,474. The majority of this increase is attributable to the value of stock options issued for compensation to employees in the fourth quarter of 1999. For the year ended December 31, 1999 professional fees decreased by $105,255 or 49% to $110,522. This decrease is due to professional fees incurred in 1998 in connection with the preparation of financial statements and documentation required as a precondition to the Company's qualification on the NASD.OTC on August 17, 1998.

     For the year ended December 31, 1999 the Company had negative cash flow from operating activities of $1,024,327 compared to a negative cash flow of $2,118,215 for 1998. The negative cash flow in 1999 is primarily attributable to the net use of cash in operating activities. Investing activities were nominal. The Company financed negative cash flow through additional borrowings and loan receivable repayments. Related companies repaid $108,158 of their outstanding debt to the Company. In September of 1999, the Company borrowed $500,000 from Mr. Leo Maa, a stockholder of the Company. Such loan was reflected by a $500,000 promissory note (the "Note") which bore interest at 10% per annum calculated quarterly. The terms of the Note required it to be repaid from the proceeds of any new financing. In December of 1999 the Company received proceeds of $725,000 from the sale of 13% Debentures due at December 31, 2000 (the "Debentures"). The Company repaid $400,000 of the Note from the Debenture proceeds and the balance of the proceeds were used in operations. In addition, the Company borrowed an additional $258,059 under its line of credit with the Royal Bank of Canada.

     A significant proportion of the Company's cash flow requirement for operating activities arises from inventory, accounts receivable as well as for a reduction of $658,164 in our payables and accrued liabilities for the year ended December 31, 1999. The Company typically requires payment for new products in cash upon delivery or within 30 days. Payment terms tend to be given by the Company in connection with sales of larger systems and sales to national accounts or larger companies. Other sales are typically made against cash.

     Accounts receivable were reduced by 40% or $399,405 from $996,395 at December 31, 1998 to $596,990 at December 31, 1999. The reduction in accounts receivable is largely attributable to management and staff focusing on collections of aged accounts to provide the Company with better cash flow.

     The Company met its cash needs in the year ending December 31,1999 through borrowings under a CDN$705,000 (approximately US$488,466 at the December 31, 1999 exchange rate) line of credit with the Royal Bank of Canada (the "Bank Line of Credit"), the Note and the offering of $1,800,000 aggregate principal amount of 13% Debentures due December 31, 2002 ("Debentures"). The Bank Line of Credit provides for demand loans and is secured by substantially all of the Company's assets. Interest on borrowings is at the prime rate plus 2%. The Company can borrow against the Bank Line of Credit if needed, assuming there is no breach of the covenants (which include requirement for minimum working capital and net worth and limit management salaries, and require that the aggregate principal amount outstanding at any time under the credit agreement not exceed the "borrowing base" which is based on inventory and receivables) set forth in the credit agreement. The Company has been in default with the net worth covenant as at December 31, 1999. However, the Royal Bank of Canada has not declared an event of default under the Bank Line of Credit or required outstanding loans to be repaid.

     On September 9, 1999, the Company borrowed $500,000 from Mr. Leo Maa. This loan was reflected by the Note which bore interest at 10% per annum calculated quarterly. The Note was due upon the receipt of funds by the Company in connection with an equity or debt financing. During the month of December 1999, the Company received proceeds of $725,000 from the sale of the Debentures as part of the total offering of an aggregate principal amount of $1,800,000, which was completed subsequent to year-end. The Company used $400,000 of the proceeds to repay part of the Note and the balance of the proceeds were used for working capital. On February 14, 2000, the Company paid back the outstanding principal balance and interest on the Note.

     On or about September 29, 1999 the Company entered into an agreement with Cascade, pursuant to which Cascade will assist the Company in obtaining an acquisition financing commitment of $60,000,000. To date, no such commitment has been obtained.

Inflation; Seasonally

     The Company does not believe inflation has a significant impact on its results of operations, nor are its sales from operations materially affected by seasons, with the exception of July and August with more decision-makers taking vacation during this time. However, as the Company increases its service contract revenues and adds revenue from C.L.E.C. services, any changes of operations during these months should be reduced.

Liquidity and Capital Resources

     To date, the Company has met its cash needs from:

     o    the Bank Line of Credit

     o    the Note

     o    the issuance of capital stock and warrants

     o    advances from related companies.

     In February 2000, the Company completed its offering of an aggregate principal amount of $1,800,000 of 13% Debentures due December 31, 2002.

     The Company believes the implementation of its growth strategy will result in greater working capital needs. The Company expects that such needs will arise as a result of increased sales, giving risk to proportionate increases in accounts receivable, and in connection with the training of new sales and marketing personnel. In addition, the Company expects that the amount of its account receivable as a percentage of its total revenues will increase if, as anticipated, the Company increases the proportion of its sales attributable to larger telecommunication systems and national accounts.


     At January 31, 2000, the Company did not have any material commitments for capital expenditures. The Company currently anticipates that its available cash resources and credit facilities, will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next 12 months, including the payment of $234,000 in interest due in 2001.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company's facilities are comprised of the facilities of its subsidiary, Telefficiency. The Company maintains its headquarters at the central offices of Telefficiency located at 5155 Spectrum Way, Building 30, Mississauga, Ontario, Canada L4W 5A1. The Mississauga premises consist of approximately 9,400 square feet of space used for offices and the warehousing of electronics. The premises are leased through June 30, 2000 at a monthly rental of $5,767. The Company believes that it will be able to either renew the lease or find other suitable space in the same general area.

     Telefficiency leases an additional office on a month to month basis at 277 Manitou Drive, Unit E, Kitchener, Ontario, Canada N2C 1L4. Monthly rent is $748.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 19, 2000 by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Class A Common Stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group. As at April 19, 2000 there were 10,979,949 shares of Class A Common Stock and 3,980,051 shares of Class B Common Stock issued and outstanding.

Class A Voting Stock


                                                                                  Approximate
 Name and Address                                Amount of                       Percentage of
 of Beneficial Owner                      Beneficial Ownership(1)           Total Voting Securities
 -------------------                      --------------------              -----------------------
 Deborah-Ann Brunet(2)                         2,854,188(2)                         18.46%
 1328 Deerwood Trail
 Oakville, Ontario
 L6M 2H4 Canada

 Luana M. Clubine(3)                           2,612,341(3)                         16.90%
 37 Jolana Court
 Woodbridge, Ontario
 L4H 3B7 Canada

 Leo Maa (4)                                   1,000,000                             6.68%(4)
 186 Sutton Pl., Ste. 114
 Beaconfield, PQ
 H9W 5S3 Canada

 Officers and Directors
 ----------------------

 Michael R. Brunet(5)                          2,854,188(5)                         18.46%
 1328 Deerwood Trail
 Oakville, Ontario
 L6M 2H4 Canada

 William R. Clubine(6)                         2,612,341(6)                         16.90%
 37 Jolana Court
 Woodbridge, Ontario
 L4H 3B7 Canada

 Officers and Directors as a group             5,466,529(7)                         34.25%
 (2 people)


----------
(1) Unless indicated otherwise, each beneficial owner has direct ownership of the shares indicated. All shares of Class B Common Stock are exchangeable, at the option of the holder, to Class A Common Stock on a one for one basis.

(2) Deborah-Ann Brunet is the wife of Michael Brunet. Includes 82,142 shares of Class B Common Stock owned by Michael Brunet. Also includes 1,098,524 shares of Class A Common Stock owned by Michael Brunet, 250,000 shares of Class A Common Stock which can be purchased by Mr. Brunet upon exercise of options granted in 2000, and 250,000 shares of Class A Common Stock which were purchased by Michael Brunet on April 7, 2000 upon the exercise of 250,000 options granted in 1999. Although Mr. Brunet has tendered payment to the Company for such shares, the shares have not been issued to date.

(3) Luana M. Clubine is the wife of William Clubine. Includes 1,065,100 shares of Class B Common Stock owned by William Clubine. Also includes 250,000 shares of Class A Common Stock which can be purchased by Mr. William Clubine upon exercise of options granted in 2000, and 250,000 shares of Class A Common Stock which were purchased by William Clubine on April 7, 2000 upon the exercise of 250,000 options granted in 1999. Although Mr. Clubine has tendered payment to the Company for such shares, the shares have not been issued to date. Does not include 89,285 shares of Class A Common Stock and 163,276 shares of Class B Common Stock owned by Mr. John
     D. Clubine, Luana Clubine's brother-in-law, as to which Luana Clubine disclaims beneficial ownership.

(4) Mr. Maa owns 9.11% of the outstanding shares of Class A Common Stock. However, the shares of Class A Common Stock owned by Mr. Maa constitute only 6.68% of the total outstanding securities.

(5) Includes 1,173,522 shares of Class B Common Stock owned by Mrs. Deborah-Ann Brunet, Mr. Brunet's wife, 250,000 shares of Class A Common Stock which can be purchased by Mr. Brunet upon exercise of options granted in 2000, and 250,000 shares of Class A Common Stock which were purchased by Mr. Brunet on April 7, 2000 upon exercise of 250,000 options granted in 1999. However, although Mr. Brunet has tendered payment for such shares to the Company, the shares have not been issued to date.

(6) Includes 1,047,241 shares of Class B Common Stock owned by Mrs. Luana Clubine, Mr. Clubine's wife, 250,000 shares of Class A Common Stock which can be purchased by Mr. Clubine upon exercise of options granted in 2000, and 250,000 shares of Class A Common Stock which were purchased by Mr. Clubine on April 7, 2000 upon exercise of 250,000 options granted in 1999. However, although Mr. Clubine has tendered payment for such shares to the Company, the shares have not been issued to date. Does not include 89,285 shares of Class A Common Stock and 163,276 shares of Class B Common Stock owned by Mr. John D. Clubine, Mr. William Clubine's brother, as to which Mr. William Clubine disclaims beneficial ownership.

(7) Includes 1,098,524 shares of Class A Common Stock and 82,142 shares of Class B Common Stock owned by Michael Brunet, 250,000 shares of Class A Common Stock which can be purchased by each of Messrs. Brunet and Clubine upon exercise of options granted in 2000, 250,000 shares of Class A Common Stock which were purchased by each of Messrs. Brunet and Clubine on April 7, 2000 upon exercise of options granted in 1999 but such shares have not yet been issued, 1,065,100 shares of Class B Common Stock owned by Mr.
     William Clubine, 1,173,522 shares of Class B Common Stock owned by Mrs. Deborah-Ann Brunet, Mr. Brunet wife, and 1,047,241 shares of Class B Common Stock owned by Luana M. Clubine, Mr. Clubine's wife. Does not include 89,285 shares of Class A Common Stock and 163,276 shares of Class B Common Stock owned by Mr. John D. Clubine, Mr. William Clubine's brother, as to which Mr. William Clubine disclaims beneficial ownership.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following persons are the directors, executive officers and/or key employees of the Company:

Name                  Age       Position
----                  ---       --------

Michael R. Brunet      44       President, Chief Executive Officer, and Director
                                since May 12, 1998

William R. Clubine     45       Chief Development Officer, Secretary, and
                                Director since May 12, 1998

     All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     Management's business experience during the past five years is as follows:

Michael R. Brunet, President, Chief Executive Officer and Director

     Michael R. Burnet is a co-founder of Telefficiency Corporation and has been President and Chief Executive Officer since its incorporation in October 1992. Mr. Brunet is responsible for the overall profitability of Marketing and Sales. Mr. Brunet has over 23 years experience in the telecommunications industry both nationally and internationally. He has successfully established and operated companies in telecommunications, construction and insurance.

William R. Clubine, Chief Development Officer, Secretary and Director

     William R. Clubine is a co-founder of Telefficiency Corporation and has been Chief Financial Officer since its incorporation in October 1992 until May 1998. Mr. Clubine has been Chief Development Officer since May 1998. As such, he is responsible for the development through acquisitions of interconnect companies and continues to raise money for Telefficiency's growth and expansion. He has established and operated an independent telecommunications company and has extensive experience in the investment field.

     During the past five years no director, executive officer, promoter or control person of the Company:

     (1) was the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) was convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION

     General


     The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years:

====================================================================================================================================
                                           Annual Compensation                             Long-Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Awards                       Payouts
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Restricted   Securities
   Name and Principal                                     Other Annual     Stock       Underlying       LTIP        All other
        Position          Year    Salary     Bonuses     Compensation     Award(s)     Options/SARs     Payouts     Compensation
          (a)              (b)    ($)(c)     ($)(d)         ($)(e)         ($)(f)         (=)(g)        ($)(h)         ($)(i)

------------------------------------------------------------------------------------------------------------------------------------
Michael R. Brunet         1999   140,000        --            --                         250,000          --            --
CEO, President and        1998   140,000        --            --                                          --            --
Director                  1997       0          --            --                                          --            --

------------------------------------------------------------------------------------------------------------------------------------
William R. Clubine        1999   140,000        --            --                         250,000           --           --
Chief Development         1998   140,000        --            --                                           --           --
Officer, Secretary and    1997       0          --            --                                           --           --
Director
====================================================================================================================================


Options/SAR Grants Table

     The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs")), and freestanding SARs made during the last completed fiscal year to each of the named executive officers:


=============================================================================================================================
                                           OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                    (Individual Grants)
-----------------------------------------------------------------------------------------------------------------------------
                                                            % of Total
                                Number of Securities    Option/SARs Granted
                              Underlying Options/SARs     to Employees in
            Name                      Granted               Fiscal Year       Exercise or Base Price
            (a)                        (#)(b)                  (c)                 ($/Sh)(d)             Expiration Date
-----------------------------------------------------------------------------------------------------------------------------
Michael R. Brunet                   250,000(1)              13.75%(2)             $.21/Share              October 21, 2004
-----------------------------------------------------------------------------------------------------------------------------
William R. Clubine                  250,000(1)              13.75%(2)             $.21/Share              October 21, 2004
=============================================================================================================================

----------
(1) Granted on October 21, 1999. Option expires subject to earlier termination on October 21, 2004. Such Options were exercised by Messrs. Brunet and Clubine on April 7, 2000. However, although Messrs. Brunet and Clubine tendered payment to the Company for the exercise of these options, the underlying shares have not been issued to date.

(2)  A total of 1,818,000 options were granted to Company employees in 1999.

Aggregated Option/SAR Exercises and Fiscal Year-End Option/Sar Value Table

     The following table sets forth information concerning each exercise of stock options (or tandem SARs) and free standing SARs during the last completed fiscal year by each of the named executive officers, other employees and consultants and the fiscal year-end value of unexercised options and SARs.

=============================================================================================================================
                                    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                AND FY-END OPTION/SAR VALUES
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       Value of Unexercised
                                                                                                            In-The-Money
                                                                                                          Options/SARs At
                                Shares Acquired On                                 Exercisable/        12/31/99 Exercisable/
            Name                     Exercise            Value Realized           Unexercisable            Unexercisable
             (a)                      (#)(b)                 ($)(c)                    (d)                     (e)(4)
-----------------------------------------------------------------------------------------------------------------------------
Michael R. Brunet                       N/A                    N/A                 250,000(1)              $150,000
-----------------------------------------------------------------------------------------------------------------------------
William R. Clubine                      N/A                    N/A                 250,000(1)              $150,000
-----------------------------------------------------------------------------------------------------------------------------
All other employees(2)                  N/A                    N/A               1,318,000(3)              $733,190
=============================================================================================================================

----------
(1) Granted on October 21, 1999. Exercise price is $.21 per share. Option expires subject to earlier termination on October 21, 2004.

(2) All grants of options to employees were pursuant to Rule 701 of the Securities Act.


(3) Includes: (a) 497,000 options granted on November 9, 1999 with an exercise price of $0.37 and an expiration date, subject to earlier termination, of January 1, 2002; (b) 100,000 options granted on October 15, 1999 with an exercise price of $0.15 and an expiration date, subject to earlier termination, of October 15, 2000; (c) 200,000 options granted on June 30, 1999 with an exercise price of $0.05 and an expiration date, subject to earlier termination, of June 30, 2001; (d) 300,000 options granted on June 17, 1999 vesting on July 1, 1999 with an exercise price of $0.05 and an expiration date, subject to earlier termination, of July 1, 2004; and (e) 221,000 options granted on June 17, 1999 vesting on January 31, 2000 with an exercise price of $0.50 and an expiration date, subject to earlier termination of January 31, 2005.

(4) On December 31, 1999, the closing price of the Company's Class A Common Stock as reported on the OTC BB was $0.81 per share.

     The Company's directors are not compensated for their services provided as directors of the Company. There are no arrangements pursuant to which any director has been or is currently compensated for any service provided as a director. In addition, directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company.

     In addition to the foregoing grants of options which occurred in 1999, on January 4, 2000 Messrs. Michael Brunet and William Clubine were each granted 250,000 options with an exercise price of $0.75 and an expiration date, subject to earlier termination, of January 4, 2002. Such options have not been exercised. Moreover, three consultants were granted options in consideration of services rendered to the Company in connection with the development of an in-house public relations group. Upon the exercise of such options, the underlying securities will be restricted. Such options include (a) 75,000 options granted on January 1, 2000 with an exercise price of $1.00 and an expiration date, subject to earlier termination, of December 31, 2000; and (b) 50,000 options granted on January 1, 2000 with an exercise price of $0.75 and an expiration date, subject to earlier termination, of December 31, 2000.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was organized under the laws of Delaware on April 29, 1998 for the purpose of effecting on a tax deferred basis, a reorganization of Telefficiency.

     Pursuant to the Plan of Reorganization and Share Purchase Agreement dated May 11, 1998 between the Company and Telefficiency, (1) each shareholder of Telefficiency (including Messrs. Brunet and Clubine and their spouses) received Class B Common Stock representing a pro rata voting interest in the Company and
(2) the Company acquired all of the issued and outstanding voting securities of Telefficiency.


     On September 9, 1999, the Company borrowed $500,000 from Mr. Leo Maa, a stockholder of the Company. This loan was reflected by the Note which bore interest at 10% per annum calculated quarterly. The Note was due upon the receipt of funds by the Company in connection with an equity or debt financing. The Company repaid $400,000 during December 1999 when it received proceeds from the sale of Debentures. On February 14, 2000, the Company paid back the outstanding principal balance and interest on the Note. Please refer to "Part I
- Item 2. Managements' Discussion and Analysis or Plan of Operation."


     Other than the foregoing transaction, there has been no transaction during the last two years, or proposed transactions, to which the Company is or will be a party in which any of its officers, directors, principal stockholders or any family member of such person had or will have a direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES

Preferred Stock

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, of which none were issued and outstanding as of the date of this Registration Statement. The Company's Board of Directors has not designated any series of Preferred Stock to date. However, shares of Preferred Stock of any one series shall be of equal rank and identical in all respects.

     As such, the holders of equally ranking series of Preferred Stock in preference to the holders of the Class A and B Common Stock and the holders of any junior ranking series of Preferred Stock; (i) will have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) upon liquidation, dissolution or winding up of the affairs of the Company, will be entitled to share ratably in all of the assets of the Company available for distribution to the holders of such equally ranking series of Preferred Stock to receive the amount per share fixed by the Board of Directors when creating the series of which these shares are a part; and (iii) do not have preemptive, subscription or conversion rights.

     The holders of Preferred Stock will have no voting power or voting rights with respect to any matter whatsoever, except as may otherwise by required by law or as may be set forth by the Board of Directors when creating the series of which such shares are a part.

Common Stock


     The Company is authorized to issue 115,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, of which 10,979,949 shares of Class A Common Stock and 3,980,051 shares of Class B Common Stock were issued and outstanding as of the date of this Registration Statement. Each outstanding share of Class A or Class B Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     After the requirements with respect to preferential dividends, if any, on any series of Preferred Stock shall have been met, the holders of Class A Common Stock shall have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company. In the event a dividend payable in Class A Common Stock is declared on shares of Class A Common Stock, holders of Class B Common Stock shall be entitled to receive a like proportionate dividend payable in shares of Class B Common Stock. Similarly, in the event a dividend payable in shares of Class B Common Stock is declared on shares of Class B Common Stock, holders of Class A Common Stock shall be entitled to receive a like proportionate dividend payable in shares of Class A Common Stock.

     In the event of liquidation, dissolution or winding up of the affairs of the Company, subject to prior repayment of (1) the payments required in respect of Preferred Stock and (2) the capital of the Class A Common Stock, the holders of the Class B Common Stock shall be entitled to receive ratably out of the net assets of the Company, no more than the par value per share of such Class B Common Stock.

     Each share of Class B Common Stock shall be subject to redemption by the Company, at the discretion of the Board of Directors for cash, property or rights provided that at the time of such redemption, the Company shall have issued and outstanding shares of its Class A Common Stock.

     No combination, reclassification, subdivision, split or any other change with respect to shares of Class A Common Stock or Class B Common Stock or the capitalization of the Company or any other action or transaction may be effected which will change the relative voting rights between shares of Class B Common Stock and Class A Common Stock, unless all adjustments are made as may be necessary to preserve to holders of the shares of Class A Common Stock and Class B Common Stock those rights and privileges which are substantially proportionate to the rights and privileges of such shares existing prior to said event or events.

     Each share of Class B Common Stock is exchangeable into one Class A Common Stock upon the transfer to the Company of such shares of Class B Common Stock together with (i) one Class A Exchangeable Share of Telefficiency or (ii) two Class B Exchangeable Shares of Telefficiency as pursuant to the Plan of Reorganization and Share Purchase Agreement between the Company and Telefficiency.

     The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The present officers and directors of the Company own approximately 36% of the outstanding shares of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Class A Common Stock of the Company has been quoted on the OTC BB since August 17, 1998. The following table sets forth high and low bid prices for the Class A Common Stock for the calendar quarters indicated as reported by the OTC BB from September 30, 1998 through December 31, 1999. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.


================================================================================
Quarter Ending:                       High             Low              Volume
---------------                       ----             ---              ------
--------------------------------------------------------------------------------
March 31, 2000                       $2.375           $ 0.75           6,625,100
--------------------------------------------------------------------------------
December 31, 1999                    $ 1.34           $ .375           8,538,400
--------------------------------------------------------------------------------
September 30, 1999                      .75              .25           6,530,100
--------------------------------------------------------------------------------
June 30, 1999                           .88              .22           2,110,600
--------------------------------------------------------------------------------
March 31, 1999                         1.28              .31           2,521,300
--------------------------------------------------------------------------------
December 31, 1998                      4.38             1.19           2,163,300
--------------------------------------------------------------------------------
September 30, 1998                     4.75              4.0           2,532,600
--------------------------------------------------------------------------------
June 30, 1998                           N/A              N/A                 N/A
================================================================================


     No assurance can be given that a market for the Company's Class A Common Stock will be sustained or that the Class A Common Stock will continue to be quoted on the OTC BB.


     On April 19, 2000, the closing price of the Company's Class A Common Stock as reported on the OTC BB was $1.10 per share.


     There is no established public trading market for the Company's Class B Common Stock. There are no shares of Class B Common Stock that are subject to outstanding options or warrants to purchase, or securities convertible into shares of the Company's Class B Common Stock.


     As of March 31, 2000, there were approximately 300 holders of the Company's Class A Common Stock and 36 holders of the Company's Class B Common Stock.


Dividend

     The Company has not declared any dividends since inception, and has no present intention of paying any dividends on its Class A or Class B Common Stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

     In addition, although the Company has not designated any series of Preferred Stock, upon the designation and issuance of such shares of Preferred Stock, no dividends may be paid on shares of Class A or Class B Common Stock until all requirements with respect to preferential dividends of the shares of Preferred Stock have been met and after the Company shall have complied with all requirements with respect to the setting aside of sums in a sinking fund for the purchase or redemption of the shares of Preferred Stock.

     Only the holders of the Company's Class A Common Stock shall be entitled to receive dividends payable in cash or property (other than capital stock of the Company) as declared by the Board of Directors. In the event a dividend payable in Class A Common Stock is declared on shares of Class A Common Stock, holders of Class B Common Stock shall be entitled to receive a like proportionate dividend payable in shares of Class B Common Stock. Similarly, in the event a dividend payable in shares of Class B Common Stock is declared on shares of Class B Common Stock, holders of Class A Common Stock shall be entitled to receive a like proportionate dividend payable in shares of Class A Common Stock.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to any material litigation, and has no knowledge of any pending or threatened litigation against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     Since inception the Company has sold securities in the manner set forth below without registration under Securities Act of 1933, as amended (the "Act").

     1. On May 12, 1998, the Company issued in an exchange transaction pursuant to the Plan of Reorganization and Share Purchase Agreement dated May 11, 1998 between the Company and its subsidiary, Telefficiency, 5,500,000 shares of Class B Common stock in exchange for all of the issued and outstanding shares of Telefficiency. The Company believes that such transaction was exempt from registration under the Act pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

     2. Prior to the Reorganization, Telefficiency has 146,328 stock purchase warrants issued and outstanding. Such warrants had been granted to Fox & Co. in exchange for obtaining funding for Telefficiency. After the Reorganization, the Company issued 146,328 replacement warrants to Fox & Co. on May 12, 1998 (the "Replacement Warrants") which had an adjusted exercise price and the same expiration date. Each Replacement Warrant entitled the holder thereof to purchase one share of Class A Common Stock at $6.21 up to December 31, 1998; at $7.59 after December 31, 1998 and up to December 31, 1999; and at $8.97 after December 31, 1999 and up to the expiration date of December 31, 2001. The Company believes that such transaction was exempt from registration under the Act pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

     3. During May 1998 through July 1998, the Company offered and sold in an ongoing offering by the Company pursuant to Rule 504 of Regulation D, 8,500,000 shares of Class A Common Stock at $.115 per share to accredited investors, for aggregate gross proceeds of $977,500.

     4. During May 1998 through September 1998, the Company offered and sold in an ongoing offering by the Company pursuant to the terms of Regulation S, 5,500,000 Stock Purchase Warrants at $.01 per warrant for aggregate gross proceeds of $55,000. Each Warrant entitled the holder thereof to purchase one share of Class A Common Stock at a price of $1.00 per share. The Warrants expired unexercised in May 1999.


     5. During June 1998 through August 1998, the Company offered and sold in an ongoing offering by the Company pursuant to Rule 504 of Regulation D, 20,000 shares of Class A Common Stock at $1.00 per share for aggregate gross proceeds of $20,000.

     6. During June 1998 through August 1998, the Company offered and sold in an ongoing offering by the Company pursuant to the terms of Regulation S, 165,000 Stock Purchase Units at a price of $1.00 per Unit, comprised of (i) one share of Class A Common Stock; and (ii) one Class A Stock Purchase Warrant entitling the holder thereof to purchase one share of Class A Common Stock at a price of $1.00 per share for aggregate gross proceeds of $165,000.

     7. During August 1998 through January 1999, the Company offered and sold in an ongoing offering by the Company pursuant to the terms of Regulation S, 775,000 shares of Class A Common Stock at a price of $1.00 per share for aggregate gross proceeds of $775,000.


     8. On September 29, 1999, pursuant to an agreement between the Company and Cascade International Capital Corporation, the Company issued Cascade 47,000 warrants to purchase shares of the Company's Class A Common Stock at $0.05 per share in consideration for Cascade's future services in assisting the Company to obtain an acquisition financing commitment of $60,000,000. The Company believes that the transaction was exempt from registration under the Act, pursuant to
Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

     9. During December 1999 through February 2000, the Company offered and sold, through Shepherd Financial Group, Inc., 1465 Greenbriar Drive, Green Oaks, Illinois, 18 units at a price of $100,000 per unit consisting of (i) $100,000 principal amount of the Company's Series A 13% Debentures due December 31, 2002 and (ii) a stock purchase warrant entitling the holder thereof to purchase up to 30,000 shares of Class A Common Stock at an exercise price of $0.25 per share (the "Debenture Units"). In connection with the offer and sale of the 18 Debenture Units, the Company agreed to pay Shepherd Financial Group, Inc. a placement fee calculated as follows: (i) for every Debenture Unit sold, up to a maximum of 10 Debenture Units, a warrant to purchase up to 70,000 shares of Class A Common Stock at a price of $0.25 per share for a period of 2 years following the closing date; and (ii) for every Debenture Unit sold in excess of 10 Debenture Units, a cash payment equal to 5% ($5,000 per Debenture Unit) of the proceeds received by the Company from the sale of any Debenture Unit in excess of 10 Debenture Units. The Company believes that the transactions were exempt from registration under the Act, pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

     10. On January 1, 2000, in consideration of services to be rendered to the Company in connection with the development of an in-house public relations group, the Company granted consultants 50,000 shares of Class A Common Stock; 75,000 options to purchase Class A Common Stock with an exercise price of $1.00 and an expiration date of December 31, 2000; and 50,000 options to purchase Class A Common Stock with an exercise price of $0.75 and an expiration date of December 31, 2000. The Company believes that the transaction was exempt from registration under the Act, pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.


     11. On March 9, 2000 in consideration of services to be rendered to the Company in connection with assisting the Company to obtain financing commitments, the Company issued a consultant 600,000 warrants to purchase shares of the Company's Class A Common Stock at a price of $0.25 per share. The Company believes that the transaction was exempt from registration under the Act, pursuant to Section 4(2) and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.


     Except for shares issued pursuant to Rule 504, such shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Securities Act subject to certain restrictions regarding resale. Certificates evidencing all of the above-referenced securities have been stamped with a restrictive legend and will be subject to stop transfer orders.

ITEM 5. INDEMNIFICATIONS OF DIRECTORS AND OFFICERS

     Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

Statutory indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

Indemnification of Officers, Directors, Employee and Agents; Insurance

     (a) A corporation may indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporations, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he if or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of such court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of ay action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of nay claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsection (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

     (e) Expenses (including attorney's fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorney's fees incurred by other employees and agents may be so paid such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including ( any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     The Company's Certificate of Incorporation eliminates the personal liability of directors of the Company to the fullest extent permitted by the General Corporation Law of the State of Delaware and sets forth that the Company shall indemnify those persons it shall have the power to indemnify under Section 145 of the Delaware General Corporation Law.

     The Company's by-laws also provide that any person who was involved in any action, suit or proceeding by reason of the fact that he is a director or officer of the Company or was serving at the request of the Company as a director, officer, employee or agent of another corporation shall be indemnified and held harmless by the corporation to the fullest extent permitted by the General Corporation Law of Delaware.

The Securities and Exchange Commission's Policy on Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defenses of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                              Financial Statements

                        TELEFFICIENCY HOLDING CORPORATION


                                                                            Page
                                                                            ----


Audited Financial Statements:

     Report of Independent Auditors dated April 7, 2000 ..................... 39

     Consolidated Balance Sheets as at December 31, 1999 and 1998............ 40

     Consolidated Statements of Operations for the Years Ended
        December 31, 1999 and 1998........................................... 41

     Consolidated Statements of Stockholders' Deficit
        for the Years Ended December 31, 1999 and 1998....................... 42

     Consolidated Statements of Cash Flows for the Years Ended
        December 31, 1999 and 1998........................................... 43

     Notes to Consolidated Financial Statements for the Years Ended
        December 31, 1999 and 1998........................................... 44

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Telefficiency Holding Corporation

We have audited the consolidated balance sheets of Telefficiency Holding Corporation as at December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Telefficiency Holding Corporation as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16, the Company has suffered significant operating losses for the years ended December 31, 1999 and 1998. Further, at December 31, 1999, the Company has a working capital deficit of $1,353,839 and a stockholders' deficit of $1,338,147. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note
16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             /s/ Citrin Cooperman & Company, LLP
                                                 -------------------------------
                                                 CERTIFIED PUBLIC ACCOUNTANTS


April 7, 2000
New York, New York

                        TELEFFICIENCY HOLDING CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                                 1999                  1998
                                                                             -----------           -----------
ASSETS
Current assets:
 Accounts receivable, net                                                    $   596,990           $   996,395
 Inventory                                                                       446,920               544,912
 Prepaid expenses                                                                 27,354                21,933
                                                                             -----------           -----------
         Total current assets                                                  1,071,264             1,563,240

Property and equipment - net                                                      59,525                56,357
Advances to related companies                                                    200,338               308,496
Deferred finance costs, net                                                      279,125
Intangibles, net                                                                  97,011                34,104
                                                                             -----------           -----------

         TOTAL ASSETS                                                        $ 1,707,263           $ 1,962,197
                                                                             ==========            ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
 Bank indebtedness                                                           $   694,212           $   436,153
 Accounts payable and accrued liabilities                                      1,049,789             1,707,953
 Deferred revenue                                                                162,745               181,701
 Customers' deposits                                                             398,788               417,903
 Loan payable                                                                    100,000
 Obligation under capital leases - current portion                                19,569                42,513
                                                                             -----------           -----------
         Total current liabilities                                             2,425,103             2,786,223

Debentures payable, net of discount of $ 119,625                                 605,375
Obligation under capital leases, net of
 current portion                                                                  14,932                25,157
                                                                             -----------           -----------

         Total liabilities                                                     3,045,410             2,811,380
                                                                             -----------           -----------

Commitments (Notes 10 and 14)

Stockholders' deficit:
 Capital stock                                                                     1,496                 1,496
 Additional paid in capital                                                    3,445,736             2,642,301
 Cumulative translation adjustment                                                99,605               172,444
 Accumulated deficit                                                          (4,884,984)           (3,665,424)
                                                                             -----------           -----------

         Total stockholders' deficit                                          (1,338,147)             (849,183)
                                                                             -----------           -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                         $ 1,707,263           $ 1,962,197
                                                                             ===========           ===========


          See accompanying notes to consolidated financial statements.

                        TELEFFICIENCY HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                   1999                 1998
                                                -----------         -----------
Sales                                           $ 5,723,498         $ 8,144,945
Cost of sales                                     3,229,812           6,075,396
                                                -----------         -----------

Gross profit                                      2,493,686           2,069,549
                                                -----------         -----------

Expenses:
 Wages and salaries                               1,653,784           1,251,474
 Subcontract costs                                  659,788             424,693
 Management salaries                                204,453             285,214
 Automobile                                         201,671             256,194
 Sales commissions                                  167,171             218,766
 Professional fees                                  110,522             215,777
 Office and general                                 148,182             132,557
 Employee benefits                                  130,284             121,057
 Advertising and promotion                          124,960             114,523
 Telephone                                           71,662              98,737
 Bad debts (recovery)                               (19,700)             96,658
 Premises lease cost                                 73,761              84,389
 Bank charges and interest                          105,798              79,194
 Insurance                                           30,578              13,406
 Utilities                                           13,765              12,640
 Repairs and maintenance                              5,075              10,673
 Depreciation and amortization                       31,492              23,332
                                                -----------         -----------

                                                  3,713,246           3,439,284
                                                -----------         -----------

NET LOSS                                        $(1,219,560)        $(1,369,735)
                                                ===========         ===========

NET LOSS PER SHARE                              $     (0.08)        $     (0.13)
                                                ===========         ===========


          See accompanying notes to consolidated financial statements.

                        TELEFFICIENCY HOLDING CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                                                           Total
                                           Common Stock         Additional      Accumul-     Cumulative   Comprehen-      Share-
                                                                 Paid in          ated      Translation   sive Income    holder's
                                       Shares       Amount       Capital        Deficit      Adjustment     (Loss)       Defecit
                                      ----------   ---------   -----------   ------------     --------   ------------   -----------
Balance - January 1, 1998              5,500,000   $     550   $ 1,052,484   $ (2,295,689)   $  93,786                  $(1,148,869)

Common stock, Class A,
 issued in private placements          9,460,000         946     1,542,446                                                1,543,392

Warrants issued in private
 placements                                                         47,371                                                   47,371

Net loss                                                                       (1,369,735)               $ (1,369,735)
Other comprehensive income:
 Cumulative translation adjustment                                                              78,658         78,658
                                                                                                         ------------

 Total comprehensive loss                                                                                $ (1,291,077)   (1,291,077)
                                      ----------   ---------   -----------   ------------     --------   ============  -------------


Balance - December 31, 1998           14,960,000       1,496     2,642,301     (3,665,424)     172,444                     (849,183)

Adjustment of share issue costs                                     36,685                                                   36.685

Options granted for services,
 un-exercised                                                      341,000                                                  341,000
Warrants issued for services                                        27,000                                                   27,000
Warrants committed for services                                    279,125                                                  279,125
Warrants issued with debentures                                    119,625                                                  119,625
Net loss                                                                       (1,219,560)                $(1.219.560)
Other comprehensive income:
 Cumulative translation adjustment                                                             (72,839)       (72,839)
                                                                                                         ------------
 Total comprehensive loss                                                                                $ (1,292,399)   (1,292,399)
                                      ----------   ---------   -----------   ------------    ---------   ============  ------------
Balance - December 31, 1999           14,960,000   $   1,496   $ 3,445,736   $ (4,884,984)   $  99,605                  $(1,338,147)
                                      ==========   =========   ===========   ============    =========                 ============



          See accompanying notes to consolidated financial statements.

                        TELEFFICIENCY HOLDING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                1999                       1998
                                                            -----------                ------------
Cash flows from operating activities:
 Net loss                                                   $(1,219,560)               $(1,369,735)
 Adjustments for items not affecting cash:
  Depreciation and amortization                                  31,492                     23,332
  Provision for doubtful accounts                              (132,461)
  Operating expenses paid with warrants                          27,000
  Options granted for compensation                              341,000
 Changes in assets and liabilities:
  Accounts receivable                                           531,866                   (186,604)
  Inventory                                                      97,992                    (27,901)
  Prepaid expenses                                               (5,421)                    44,544
  Accounts payable and accrued
   liabilities                                                 (658,164)                  (644,403)
  Income taxes payable                                                                     (16,559)
  Customers' deposits                                           (19,115)                    22,456
  Deferred revenue                                              (18,956)                    81,567
                                                            -----------                -----------
         Net cash used by
          operating activities                               (1,024,327)                (2,118,215)
                                                            -----------                -----------

Cash flows from investing activities:
 Purchase of customer lists                                     (74,232)
 Purchase of capital assets                                     (18,138)                    (8,401)
                                                            -----------                -----------
         Net cash used by investing activities                  (92,370)                    (8,401)
                                                            -----------                -----------

Cash flows from financing activities:
 Issuance of capital stock and warrants                                                  1,590,763
 Advances from related companies                                108,158                    577,364
 Obligations under capital leases                               (33,169)                   (31,693)
 Bank indebtedness                                              258,059                    (91,468)
 Proceeds from demand loans                                     500,000
 Repayment of demand loan                                      (400,000)
 Proceeds from issue of debentures                              725,000
                                                            -----------                -----------
         Net cash provided by financing
          activities                                          1,158,048                  2,044,966
                                                            -----------                -----------

Effect of exchange rate changes on cash                         (41,351)                    81,650
                                                            -----------                -----------

Increase in cash                                                     --                         --

Cash - beginning                                                     --                         --
                                                            -----------                -----------

CASH - ENDING                                               $        --                $        --
                                                            ===========                ============

Supplemental Cash Flow Information:
 Cash paid for interest                                     $    71,627                $    79,194
                                                            ===========                ===========

 Cash paid for income taxes                                 $        --                $    17,296
                                                            ===========                ===========

 Non-cash financing transactions -
  Assets acquired under capital lease                       $        --                $    11,217
                                                            ===========                ===========
  Deferred finance costs paid with warrants                 $   279,125                $        --
                                                            ===========                ===========


          See accompanying notes to consolidated financial statements.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 -  NATURE OF BUSINESS

          The Company operates in one industry segment and is engaged in the sales, installation and service of telephone systems throughout
          Canada. Substantially all of the Company's net assets are within Canada.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          Basis of accounting

          The financial statements are prepared in accordance with US GAAP.

          Organization and principles of consolidation

          On April 29, 1998, Telefficiency Holding Corporation ("THC") was incorporated by Certificate of Incorporation under the laws of the State of Delaware. Prior to entering into the Plan of Reorganization and Share Purchase Agreement (the "Purchase Agreement") dated May 11, 1998 between the Company and Telefficiency Corporation ("TEL"), a corporation formed and existing under the laws of Ontario, Canada, the Company was inactive.

          On May 12, 1998, the Company issued 5,500,000 shares of Class B Common Stock in exchange for 5,500,000 shares representing all the issued and outstanding common shares of TEL. The attributes of the Class B Common Stock are voting and non-participating. As a result of this transaction the former shareholders of TEL now control THC, the parent company of TEL. Thus, this transaction is considered a reverse takeover.

          The consolidated financial statements include the accounts of the Company and its subsidiaries after eliminating all intercompany accounts and transactions.

          Translation of foreign currencies

          The Company uses the local currency as the functional currency and translates all assets and liabilities at year-end exchange rates, all income and expense accounts at average rates and records adjustments resulting from the translation in a separate component of equity.

          Inventory

          Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Accounts receivable

          It is the policy of management to review the outstanding accounts receivable at year end, as well as the bad debts write off experienced in the past, and establish an allowance for estimated uncollectible amounts. The allowance at December 31, 1999 and 1998, respectively, is $39,010 and $171,471.

          In December 1999, the Company began selling selected trade receivables to a commercial factor with recourse. Trade receivables approved by the factor are purchased for full value. The factor retains 13% until the receivable is fully collected. Interest is charged at 1/10th of 1% per day, 36.5% per annum, on amounts advanced by the factor. During the year proceeds received from the factor under this arrangement amounted to $274,469. At December 31, 1999, amounts due from the factor amounted to $17,026. Also, at December 31, 1999, the Company was contingently liable to the factor for $59,804 in advances that have not been collected by the factor. Interest expense incurred for the year ended December 31, 1999 under this arrangement was $10,570.

          Property and equipment

          Property and equipment are recorded at cost. Depreciation is calculated using the declining balance method over the useful life of the assets. Furniture and fixtures and other equipment are depreciated over seven years. Computer equipment under capital lease is depreciated over the life of the lease, 2 to 5 years, and included in depreciation expense.

          Leasehold improvements are amortized on the straight-line basis over the term of the leased premises, three years and six months. The original lease expired on December 31, 1999 with the improvements fully amortized. However, the lease was renewed for an additional six months.

          Intangibles

          The excess of the cost of a prior acquisition of a Canadian company over the fair value of the assets acquired, and is being amortized over 10 years using the straight-line basis.

          During 1999 the Company purchased the customer lists of two small companies engaged in the sales and servicing of telephone systems in Canada. The consideration for the purchases was cash of $74,232. The cost of these acquisitions has been included in intangibles on the accompanying consolidated balance sheets. The cost is being amortized over 10 years using the straight-line basis.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Deferred financing

          Deferred finance costs represent costs incurred in conjunction with the issue of debentures. Such costs will be amortized over the life of the debentures, three years, on a straight-line basis.

          Revenue recognition

          Revenue is recognized upon shipment of product or upon completion of installation, if required. Installation is generally over a short period of one to several days. Accordingly, no material amounts of work in process exist at any point in time. Service contracts are sold for one year periods. The terms of the contracts require payment in advance. Revenues for service contracts are amortized on a straight-line basis over the life of the contract. Product warranty costs, including Company labor, where necessary, are reimbursed by the manufacturer. Accordingly, no amount is provided for warranty costs. The Company has not experienced material amounts of sales returns, as the majority of sales are under contracts covered by product warranty, discussed above.

          Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

          Financial instruments

          The Company's financial instruments consist of accounts receivable, advances to related companies, bank indebtedness, accounts payable and accrued liabilities, obligations under capital leases and debentures payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

          Income taxes

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided on material temporary differences between book and tax bases of assets and liabilities when such differences arise. As of December 31, 1999, there are no material differences between the book and tax bases of the Company's assets and liabilities. Deferred taxes are also recognized for operating losses available

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Income taxes (continued)

          to offset future income taxes. A valuation allowance is provided if it is more likely than not that the Company will not realize the benefits of a deferred tax asset.

NOTE 3 -  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

          Overview

          We have evaluated the potential impact of the situation commonly referred to as the "Year 2000 Issue". Y2K concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. Many of the world's computer systems currently record years in a two-digit format. These computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions in the U.S. and internationally. The potential costs and uncertainties associated with Y2K will depend on a number of factors, including software, hardware and the nature of the industry in which a company operates.

          Accounting Systems

          Management made an informal assessment of our computer programs and the products we purchased and determined that we did not have any assets with embedded computer chips or programs that would be affected by the Y2K issues.

          Other Entity Compliance

          We do not engage in electronic date interchange with other entities on any significant basis. Therefore, management believes that we do not have any significant Y2K exposure directly from other entities and their failure to be Y2K compliant. However, the failure of other entities to be Y2K compliant may cause impairment that is not yet apparent to management of the Company's operations.

          Contingency Planning

          We do not have any contingency plan for computer systems that may be found not to be Y2K compliant in the future, nor do we have a contingency plan in the event a critical service, supplier or customer will not be Y2K compliant.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 3 -  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE (CONTINUED)

          Cost of Year  2000  Compliance

          We did not spend any amount on Y2K compliance nor do we expect to have to spend any material amount on Y2K compliance in the future.

NOTE 4 - PROPERTY AND EQUIPMENT

                                                                             1999
                                                        ------------------------------------------------
                                                                          Accumulated
                                                                          Depreciation                              Net Book
                                                                         and Amorti-            Net Book             Value
                                                          Cost              zation                Value               1998
                                                        --------         ------------           --------            --------
          Furniture & fixtures                          $ 71,755            $ 47,884            $ 23,871            $ 24,105
          Computer hardware                               43,482              20,800              22,682              13,155
          Computer equipment under
           capital lease                                  36,534              23,562              12,972              17,443
          Computer software                                7,413               7,413                  --                 210
          Leasehold improvements                           7,753               7,753                  --               1,444
                                                        --------            --------            --------            --------

                                                        $166,937            $107,412            $ 59,525            $ 56,357
                                                        ========          ==========            ========            ========





NOTE 5 -  ADVANCES TO RELATED COMPANIES

                                                   1999           1998
                                                ---------      ---------
          Vema Holdings Inc.                    $ (27,203)     $  18,660
          W.R.C. Holdings Limited                 227,541        289,836
                                                ---------      ---------
                                                $ 200,338      $ 308,496
                                                =========      =========

          These advances are non-interest bearing, and have no fixed terms of repayment. These companies are controlled by shareholders of the Company. The amounts owed are personally guaranteed by the shareholders.

NOTE 6 -  INTANGIBLES
                                                       1999         1998
                                                     --------     --------
          Customer lists                             $ 74,232     $     --
          Excess of cost over assets acquired          60,384       56,840
          Less:  accumulated amortization             (37,605)     (22,736)
                                                     --------     --------
                                                     $ 97,011     $ 34,104
                                                     ========     ========

          The value of the excess  cost in U.S.  currency  varies as a result of foreign exchange rate fluctuation. The amount represents $87,150 Canadian dollars.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 7 -  BANK INDEBTEDNESS
                                                      1999           1998
          Bank indebtedness is represented by:
          Bank overdraft                            $205,746       $ 80,709
          Demand loan                                488,466        355,444
                                                    --------       --------
                                                    $694,212       $436,153

          The amount available for borrowing under the demand loan, at current exchange rates, is approximately $488,000 ($705,000 Canadian). Actual amounts outstanding in U.S. dollars may vary due to foreign exchange rate fluctuation.

          Bank indebtedness is secured by a general security agreement covering all the assets of the company and a security agreement covering all the accounts receivable. The bank loan agreement contains provisions which require the Company to maintain a stated working capital, to maintain a minimum net worth, to limit management salaries and to provide financial statements within a certain time period. As at December 31, 1999, the Company was in default of certain of these covenants. However, without obtaining a formal waiver, the Company has disclosed this to the bank and normal relations with the bank are being maintained subsequent to year end. The loan bears interest at the bank's prime rate plus 2%. At December 31, 1999, the applicable rate was 8.5%.

NOTE 8  - LOAN PAYABLE

          The loan payable, originally $500,000, is to a stockholder and bears interest at 10% per annum. The loan is secured by a blanket security agreement and is subordinate to the bank indebtedness. During December 1999, $400,000 was repaid with the proceeds of the debentures. In 2000, the loan was fully repaid. Interest expense for the year ended December 31, 1999 was $16,100.

NOTE 9 -  DEBENTURES PAYABLE

          In December 1999, the Company offered for sale up to 18 units each consisting of $100,000 principal amount of Series A 13% debentures due December 31, 2002 and a warrant to purchase up to 30,000 shares of the Company's Class A common stock at a price of $0.25 per share. Each unit was offered for $100,000. Interest is payable annually in arrears commencing December 31, 2000. The debentures are redeemable, prior to maturity, at a price of 105% of the principal amount, limiting the Company's exposure to interest rate risk. As of December 31, 1999, the Company sold 7.25 units, receiving $725,000. At the time of sale, the stock price averaged $0.80 per share. Accordingly, $119,625 was attributable to warrants and the debentures were recorded at a discounted value of $605,375. The discount will be amortized over the life of the debentures using the interest method with an effective interest rate of 20.9%. Since the debentures were issued in December 1999, interest expense attributable to them for the year ended December 31, 1999 is negligible.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 10 - OBLIGATION UNDER CAPITAL LEASES

          The Company is obligated under various capital leases for computer equipment that expire at various dates during the next four years. As of December 31, 1999 the future minimum lease payments under capital leases are computed as follows:

                 2000                                                 $23,773
                 2001                                                  12,151
                 2002                                                     617
                                                                     --------
                 Total minimum lease payments                          36,541
                 Less: amount representing interest                     2,040
                                                                     --------
                 Balance of obligation                                 34,501
                 Less: current portion                                 19,569
                                                                     --------
                                                                      $14,932

          The leases bear implicit interest rates ranging from 10.65% to 11.29%.

NOTE 11 - CAPITAL STOCK, OPTIONS AND WARRANTS

          At December 31, 1999 and 1998 capital stock is comprised as follows:

          Authorized         Issued
          ----------         ------

          5,000,000                          Preferenced shares,
                                             par value $.0001          $   --
          115,000,000        9,460,000       Class A common shares,
                                             par value $.0001             946
          30,000,000         5,500,000       Class B common shares,
                                             par value $.0001             550
                                                                       ------
                                                                       $1,496
                                                                       ======

          Class A common shares are voting and participating. Class B common shares are voting and non-participating and may be exchanged to obtain Class A common shares after a restriction period.

          The following comprises the warrants outstanding or committed to be issued at December 31, 1999, each for one share of Class A common stock:

          Number of Warrants       Issue Price/Value Assigned         Exercise Price             Expiration Date
          ------------------       --------------------------         --------------             ---------------
            165,000                N/A - Issued with 165,000          $1.00                      May, 2000
                                   CL A shares

            146,328                N/A - Issued with                  $6.21 - $8.97              December, 2001
                                   146,328 CL A shares

             47,000*               $27,000 - assigned value           $0.05                      September, 2001

            507,500                $279,125 - assigned value          $0.25                      December, 2001

            217,500**              $119,625 - assigned value          $0.25                      December, 2001
          ---------
          1,083,328
          =========

          ----------
          *    Subsequently exercised.

          **   90,000 subsequently exercised.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 11 - CAPITAL STOCK, OPTIONS AND WARRANTS (CONTINUED)

          It is impractical to estimate the fair market value of the warrants since they have no separate market. The underlying shares, at December 31, 1999, are trading below the exercise price. However, subsequent to year end the stock had risen above $1.00 per share.

          These warrants have been excluded from the calculation of loss per share since the assumed exercise would decrease the loss per share and, therefore, are anti-dilutive.

          The assigned value to warrants granted for services are based upon the spread between the exercise price and the underlying share fair market value, as traded on the open market, at the date of issue multiplied by the number of shares.

          Subsequent to December 31, 1999, the Company issued the following warrants:

          Number of Warrants     Value Assigned    Exercise Price    Expiration Date
          ------------------     --------------    --------------    ---------------
          322,500                $403,125          $0.25             February 2002
          192,500                $240,625          $0.25             February 2002

          The value  assigned is based upon the February 2000 end of month close
          price  of  the  underlying   shares  as  quoted  by  market   sources,
          approximately $1.50 per share.

          In addition, in March 2000 the Company committed to issue 50,000 shares for services to be rendered.

          During 1998, the Company sold 5,500,000 warrants entitling holders to purchase one share of Class A common stock at $1.00 per share. The warrants were sold at a stated value of $0.01 each for aggregate gross proceeds of $55,000. The warrants expired unexercised in May 1999.

          At December 31, 1999 and subsequently, the Company had issued the following options:

                               Number of
          Issued To              Options             Grant Date       Date Exercisable  Exercise Price   Expiration
          ---------              -------             ----------       ----------------  --------------   ----------
          Officers                500,000*           10/21/1999           Immediate         $0.21        10/21/2004

          Employees               497,000            11/09/1999           Immediate         $0.37        01/01/2002
                                  100,000            10/15/1999           Immediate         $0.15        10/15/2000
                                  200,000            06/30/1999           Immediate         $0.05        06/30/2001
                                  300,000            06/17/1999           07/01/1999        $0.05        07/01/2004
                                  221,000            06/17/1999           01/31/2000        $0.50        01/31/2005
                                ---------
                                1,818,000

          Consultants              75,000            01/01/2000           Immediate         $1.00        12/31/2000
                                   50,000            01/01/2000           Immediate         $0.75        12/31/2000

          Officers                500,000            01/04/2000           Immediate         $0.75        01/04/2002
                                ---------
                                2,443,000
                                =========

          *    Subsequently exercised.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 11 - CAPITAL STOCK, OPTIONS AND WARRANTS (CONTINUED)

          In conjunction with the issue of options to officers and employees the Company has recorded compensation cost of $341,000. Such cost is based upon the prices of the underlying shares as traded on the open market at the date of grant for options with exercise prices at less than the underlying share price.

          The options issued subsequent to December 31, 1999 were for services to be rendered in the subsequent period. An appropriate amount will be charged to operations in the subsequent period based on the fair value of such services or the options whichever is more readily determinable.

          Had the Company recorded compensation in accordance with Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the compensation cost recorded, net loss and loss per share, as determined using the Black-Scholes option pricing model, would be as follows:

               Pro-forma compensation cost                 $  719,000.00
               Pro-forma net loss                           1,597,560.00
               Pro-forma loss per share                             0.11

          Exercise of such options could potentially dilute future earnings per share. However, in the event of a loss, as with the years ended December 31, 1999 and 1998, the underlying shares issued would reduce the loss per share and, thus, would be anti-dilutive.

          At December 31, 1999, 1,083,328 shares and 1,818,000 shares have been reserved for issued or committed and outstanding warrants and options, respectively.

NOTE 12 - INCOME TAXES

          A reconciliation comparing income taxes calculated at the Canadian statutory rate to the amount provided in the accompanying consolidated financial statements is as follows:

                                                    1999            1998
                                                 -----------    -----------
          Combined Canadian federal and
          provincial income tax rates                   44.6%          44.6%
                                                 ===========    ===========

          Loss before income taxes              $ (1,219,560)  $ (1,369,735)
                                                 ===========    ===========

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 12 - INCOME TAXES (CONTINUED)

          Expected income taxes (recovery)         $(544,000) $ (610,000)
          Permanent differences                       37,000      42,000
          Operating losses for which tax benefit
           has been negated by an increase in
           the valuation allowance                   507,000     568,000
                                                   ---------  ----------

          Income tax provision                     $    --      $   --
                                                   =========  ==========

          The Company and its subsidiaries are subject to income taxes on an individual basis rather than a consolidated basis. Cumulatively, for Canadian tax purposes at current exchange rates, the Company has non-capital losses for carryforward aggregating approximately $3,587,000 which are available for the reduction of future years' taxable incomes. These losses expire as follows:

                              2003           $  711,000
                              2004              902,000
                              2005            1,294,000
                              2006              680,000
                                             ----------
                                             $3,587,000
                                             ==========

          For U.S. purposes, the Company has a net operating loss carryforwards of $68,000 and $430,000 that expire in 2018 and 2019, respectively.

          At December 31, 1999 the Company's net deferred tax assets are estimated as follows:

                                       Canada            U.S.           Total
                                       ------            ----           -----
          Net operating loss
           carryforward             $ 1,600,040     $   169,320     $ 1,769,360
          Valuation allowance        (1,600,040)       (169,320)     (1,769,360)
                                    -----------     -----------     -----------

          Net deferred tax asset    $      --       $      --       $      --
                                    ===========     ===========     ============

NOTE 13 - NET LOSS PER SHARE

          Net consolidated loss per share has been computed by dividing the net consolidated loss applicable to common shareholders by the weighted average number of shares of common stock outstanding during the respective years (14,960,000 in 1999 and 10,626,593 in 1998). The effect of the exercise of the stock warrants and options referred to in Note 11 is not dilutive since they would reduce the loss per share.

                        TELEFFICIENCY HOLDING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 14 - COMMITMENTS

          The Company is committed under various operating leases for occupied premises and vehicles, which expire from 2000 to 2003. Future minimum annual payments (exclusive of taxes, insurance and maintenance costs) are as follows:

                            2000               $104,220
                            2001                 29,961
                            2002                  8,365
                            2003                  4,010
                                               --------
                                               $146,556
                                               ========

NOTE 15 - MAJOR VENDORS

          The Company purchases 95% of its inventory from a single vendor. The Company estimates that approximately 90% of its new products sold are from this vendor. During the year ended December 31, 1999, the Company had no minimum purchase commitments with this vendor.

NOTE 16 - GOING CONCERN

          The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company has suffered significant operating losses for the years ended December 31, 1999 and 1998. Further, at December 31, 1999, the Company has a working capital deficit of $1,353,839 and a stockholders' deficit of $1,338,147.

          During the first quarter of 2000, the Company received $1,075,000, the balance of the proceeds of the debenture financing commenced in December of 1999 and received $129,850 from the exercise of options and warrants. The proceeds were used to pay existing short-term loans and trade payables.

          In addition the Company is negotiating additional financing which is anticipated to be through private placements of warrants to purchase common stock. The Company believes the private placements will be with individual investors who are "accredited investors." The terms of these arrangements are still being negotiated and are contingent on many factors, including due diligence by the purchasers, regulatory compliance and obtaining the commitment of the investors.

                                    PART III


Item 1 and 2. INDEX TO AND DESCRIPTION OF EXHIBITS

2(1) Amended and Restated Certificate of Incorporation*

2(2) By-laws*

2(3) Plan of Reorganization and Share Purchase Agreement dated May 11, 1998 between the Company and Telefficiency.*

21   Subsidiaries of the Company*

27   Financial Data Schedule


----------
*    Previously filed.

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Telefficiency Holding Corporation
                                      ---------------------------------
                                                 (Registrant)




Date:  April 24, 2000                 By: /s/ MICHAEL BRUNET
                                          --------------------------------------
                                           Michael Brunet
                                           President and Chief Executive Officer

                        TELEFFICIENCY HOLDING CORPORATION

                       Registration Statement - Form 10SB
                                    Exhibits

Exhibit                                                                    Page

2(1) Amended and Restated Certificate of Incorporation*

2(2) By-laws*

2(3) Plan of Reorganization and Share Purchase Agreement dated May 11, 1998 between the Company and Telefficiency*

21   Subsidiaries of the Company*

27   Financial Data Schedule .............................................  58



----------
*    Previously Filed.